LoCorr Investment Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

May 3, 2024

VIA EDGAR TRANSMISSION

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:    LoCorr Investment Trust (the “Trust”)
File Nos. 333-171360 and 811-22509

Dear Mr. Orlic:

We are responding to comments provided to Ryan Charles of U.S. Bank Global Fund Services, the Trust’s Administrator, by the U.S. Securities and Exchange Commission (the “SEC”) Division of Investment Management staff (the “Staff”) on May 1, 2024, regarding the Trust’s response letter, filed on April 30, 2024, related to Post-Effective Amendment (“PEA”) No. 54 to its registration statement on Form N-1A. PEA 54 was filed for the purpose of adding disclosure related to a change in the investment strategies for the LoCorr Macro Strategies Fund and the LoCorr Long/Short Commodities Strategy Fund (the “Funds”) concerning exposure in bitcoin and ether. The Staff’s comments to the response letter, along with the Trust’s responses, are set forth below.

For convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1.    In response to Comment 10, the Trust notes that it has added additional disclosure in the Trust’s registration statement to describe ether and bitcoin and the respective blockchain of each. In future updates to the Trust’s registration statement please clarify that these digital assets were designed to be alternative payment systems.

Response:    The following disclosure in the Fund’s prospectus has been amended as shown below:

Bitcoin and ether are both digital assets that are designed to be alternative forms of payment. Although these digital assets are designed to be alternative forms of payment they have not widely been accepted as such.

Comment 2.    In response to Comment 10, disclosure has been added that refers to bitcoin and ether as cryptocurrency. Please revise the disclosure to clarify that although bitcoin and ether may be referred to in some forums as cryptocurrency they are not widely accepted as a means of payment. Please replace any cryptocurrency reference with crypto asset or digital asset.

Response:    The Trust responds by referring to the response to Comment 1 and also confirming that references to cryptocurrency have been amended.

Comment 3.    With respect to the disclosure added in response to Comment 13 please disclose that digital asset trading venues may be operating outside of compliance with existing regulations.

Response:    The following disclosure in the Fund’s SAI has been amended as shown below:

As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation and in some instances may be operating in violation of existing regulations (including using social media to promote bitcoin in a way that artificially increases the price of bitcoin or ether)

Comment 4.    Staff notes that, in response to Comment 16, language has been added to the Trust’s registration statement indicating that bitcoin and ether market prices may be subject to volatility. Please include additional disclosure that bitcoin and ether prices have been subject to volatility and are significantly dependent on speculation.

Response:    The following disclosure in the Fund’s prospectus has been revised as shown below:

Bitcoin and Ether ~~may experience very~~ have been subject to high volatility and related investments, such as Bitcoin and Ether futures, may be affected by such volatility. Bitcoin and Ether are each a relatively new innovation and the market for Bitcoin and Ether is subject to rapid price swings, changes and uncertainty, which is also dependent on significant speculation. The further development of the Bitcoin and Ethereum networks and the acceptance and use of Bitcoin and Ether are subject to a variety of factors that are difficult to evaluate.

* * * *

I trust the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Ryan Charles at (480) 964-6008.

Sincerely,

/s/ Jon C. Essen
Trustee, Treasurer and Principal Financial Officer
LoCorr Investment Trust

cc: JoAnn M. Strasser, Thompson Hine LLP